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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-70192

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Barnabas Capital, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

227 West Trade Street, Suite 1610
(No. and Street)

(City)	(State)	(Zip Code)
Charlote	NC	28202

PERSON TO CONTACT WITH REGARD TO THIS FILING

(Name)	(Area Code – Telephone Number)	(Email Address)
Susan Hayes	609-642-6593	susan.hayes@barnabascapital.com

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Jennifer Wray, CPA PLLC
(Name – if individual, state last, first, and middle name)

(Address)	(City)	(State)	(Zip Code)
800 Bonaventure Way	Sugar Land	TX	77479

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)
11/30/16	6328

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joe Powell, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Barnabas Capital, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

HALEY E. BENNETT NOTARY PUBLIC LINCOLN COUNTY, NC

Signature: [signature]

Title: President

[signature] Haley E. Bennett

Notary Public 12/29/29

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BARNABAS CAPITAL, LLC

Financial Statements and Report of
Independent Registered Public Accounting Firm
Pursuant to Rule 17a-5

December 31, 2024

Barnabas Capital, LLC
Table of Contents
December 31, 2024

Jennifer Wray CPA PLLC
800 Bonaventure Way. Suite 168. Sugar Land, TX 77479
Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Members of Barnabas Capital LLC,

Opinion on the Financial Statements

We have audited the accompanying statement of the financial condition of Barnabas Capital LLC as of December 31, 2024, the related statements of operations, changes in members' equity, and cash flows for the year ended December 31, 2024, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Barnabas Capital LLC as of December 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Barnabas Capital LLC's management. Our responsibility is to express an opinion on Barnabas Capital LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Barnabas Capital LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I, II & III has been subjected to audit procedures performed in conjunction with the audit of Barnabas Capital LLC's financial statements. The supplemental information is the responsibility of Barnabas Capital LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jennifer Wray CPA PLLC

We have served as Barnabas Capital LLC's auditor since 2019.

Sugar Land, Texas

March 31, 2025

Barnabas Capital, LLC
Statement of Financial Condition
December 31, 2024

ASSETS		
Cash and cash equivalents	$	609,402
Accounts receivable		417,290
Other receivable		43,000
Prepaid expenses and other assets		101,166
Property and equipment, net of accumulated depreciation of $8,092		772
Right-of-use asset		496,770
Security deposit		11,853
Total Assets	$	1,680,253
LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES		
Accounts payable and accrued liabilities	$	508,452
Operating lease liability		542,405
Total Liabilities		1,050,857
MEMBERS' EQUITY		629,396
Total Liabilities and Members' Equity	$	1,680,253

The accompanying notes are an integral part of these financial statements.

Barnabas Capital, LLC
Statement of Operations
For the Year Ended December 31, 2024

Revenues		
Variable annuities	$	3,988,918
Structured notes		1,424,351
Variable life insurance		1,979,614
Other income		26,750
Interest income		27,862
Total revenues		7,447,495
Expenses		
Salaries and other employment costs		1,787,497
Sales commissions paid to registered representatives		739,749
Guaranteed payments to member		254,991
Affiliate services		117,766
Revenue sharing agreements		1,907,626
Networking fees		1,361,252
Marketing and promotion		195,456
Professional fees		119,705
Travel and entertainment		157,382
Occupancy expense		133,575
Technology and communications		54,608
Regulatory fees		42,714
Insurance expense		28,950
Other operating expenses		32,159
Depreciation		1,027
Total expenses		6,934,457
Net operating profit	$	513,038

The accompanying notes are an integral part of these financial statements.

Barnabas Capital, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2024

Balance, January 1, 2024	$	1,022,365
Distributions to members		(906,007)
Net operating profit		513,038
Balance, December 31, 2024	$	629,396

The accompanying notes are an integral part of these financial statements.

Barnabas Capital, LLC
Statement of Cash Flows
For the Year Ended December 31, 2024

Cash Flows from Operating Activities		
Net operating profit	$	513,038
Adjustments to reconcile net profit to net cash used in operating activities:		
Increase in depreciation		1,026
Decrease in accounts receivable		215,427
Decrease in right-of-use asset		84,025
Decrease in prepaid expenses and other assets		34,301
Decrease in accounts payable and accrued liabilities		(115,871)
Decrease in operating lease liability		(38,389)
Net cash provided by operating activities		693,557
Cash Flows from Financing Activities		
Cash distributions to members		(906,007)
Net cash used in financing activities		(906,007)
Cash Flows from Investing Activities		
Increase in property and equipment		(899)
Net cash used in investing activities		(899)
Net Decrease in Cash and Cash Equivalents		(213,349)
Cash and Cash Equivalents at Beginning of Period		822,751
Cash and Cash Equivalents, End of Period	$	609,402

The accompanying notes are an integral part of these financial statements.

NOTE 1. BUSINESS OF THE COMPANY

Barnabas Capital, LLC (the Company) is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company was formed in the state of North Carolina on June 15, 2018 and became a registered broker-dealer and member of FINRA on February 6, 2019.

The Company is a wholesale seller of variable life insurance, variable annuities, variable indexed annuities and structured notes.

The Company formed a subsidiary, Barnabas Capital Insurance Agency, LLC (BCIA) in the state of North Carolina on May 10, 2019. The Company is the sole member of BCIA. BCIA was created to allow the Company to execute selling agreements with certain insurance product manufacturers who required that the Company have an affiliated licensed insurance agency. (See Note 3 for a discussion of BCIA operations.)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Segment Reporting

The Company is engaged in a single line of business as a broker-dealer and wholesaler of variable life insurance, variable annuities, variable indexed annuities and structured notes. The Company has identified its President as the chief operating decision maker (CODM) who uses net income to evaluate the operating results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 9), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to retain profits in the Company or distribute profits to the Members. The Company's operations constitute a single operating segment and therefore, a single reporting segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the Summary of Significant Accounting Policies.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Barnabas Capital, LLC
Notes to Financial Statements
For the Year Ended December 31, 2024

Cash and Cash Equivalents

The Company considers all liquid investments with a maturity of three months or less to be cash equivalents. The Company maintains its deposits in a commercial checking account in two high credit quality financial institutions. Balances at times may exceed federally insured limits of $250,000.

Revenue Recognition

The Company follows the guidance in FASB ASC 606, *Revenue from Contracts with Customers*, which requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company earns commission revenue as a wholesaler of variable annuities and life insurance company products issued by insurance companies affiliated with underwriters with whom the Company has contractual agreements. The Company recognizes revenue from variable annuities and life insurance company products when premiums are paid to the underwriter and the performance obligation is met. The Company receives that revenue from insurance company product manufacturers monthly based either on the current month's or the prior month's sales, depending on the manufacturer. The Company also earns commission revenue as a wholesaler of structured notes which are debt securities issued by commercial banks. The Company recognizes that revenue on the settlement dates of the related transactions. The Company believes that the performance obligation is satisfied on the settlement date because that is when ownership transfers to the customer.

Allowance for Credit Losses

The Company has performed an evaluation of the collectability of its receivables and has not recorded an allowance for credit losses. Of the $460,290 receivable at December 31, 2024, $390,229 was collected in January 2025, $51,472 was collected in February 2025 and $18,590 is still outstanding as of March 31, 2025. The Company believes that these receivables are 100% collectible.

Operating Expenses

Operating expenses such as salaries, sales commissions, revenue sharing fees, networking fees, professional service fees and regulatory fees are related to the operating activities of the Company and are expensed in the period to which they relate.

Property and Equipment

Property and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line method. The estimated useful lives on property and equipment range from three to five years.

Leases

The Company leases office space. The determination of whether an arrangement is a lease is made at the lease's inception. Under ASC 842, a contract is (or contains) a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is defined under the standard as having both the right to obtain substantially all of the economic benefits from use of the asset and the right to direct the use of the asset. Management only reassesses its determination if the terms and conditions of the contract are changed.

At December 31, 2024 the Company recorded an operating lease right-of-use (ROU) asset and operating lease liability related to a lease for office space. (See Note 7.)

Income Taxes

The Company is considered a "pass-through" entity under the Internal Revenue Code and therefore is not liable for federal or state income taxes on its taxable income. Liability for federal and state income tax expense is the responsibility of the Company's Members.

NOTE 3. AFFILIATE OPERATIONS

BCIA, the Company's wholly owned insurance agency affiliate, has selling agreements with four insurance companies as of December 31, 2024. The financial statements include the following BCIA transactions for the period ended December 31, 2024:

Statement of Financial Condition		
Cash and cash equivalents	$	12,999
Statement of Operations		
Revenues		
Variable life insurance	$	1,967,546
Total revenues		1,967,546
Expenses		
Revenue sharing agreements		742,372
Marketing and promotion		(8,500)
Networking fees		991,832
Other operating expenses		12,878
Total expenses		1,738,582
Net	$	228,964

NOTE 4. RELATED PARTY MATTERS

The Company has a Shared Services Agreement (SSA) in place with an affiliate, Financial Independence Group, LLC (FIG). Under the terms of the SSA, FIG supplies the Company with marketing and creative services, a structured note technology quoting platform, information technology services (support, maintenance and software development), regulatory assistance, and other services including insurance operations and support. FIG also provides networking services with retail broker-dealers and registered investment advisors who distribute products offered by the Company. For these services, FIG receives networking fees based on a percentage of the net override compensation received by the Company as a result of each introduced networking arrangement. The financial statements include the following transactions with FIG for the period ended December 31, 2024:

Statement of Financial Condition		
Accounts receivable	$	5,338
Accounts payable and accrued liabilities		147,938
Statement of Operations		
Revenues		
Variable annuities	$	40,951
Total revenues		40,951
Expenses		
Affiliate services		117,766
Networking fees		1,361,252
Marketing and promotion		23,501
Travel and entertainment		4,191
Total expenses		1,506,710
Net	$	(1,465,759)

NOTE 5. REVENUE SHARING AGREEMENTS

The Company has entered into Revenue Sharing Agreements with five broker-dealers whereby it reimburses those broker-dealers for a specified percentage of the net override compensation it receives from insurance companies for contractually defined variable annuity, variable life insurance and structured notes business generated by their registered representatives. The Company recorded $1,907,626 in revenue sharing expense for the year ended December 31, 2024.

NOTE 6. PROPERTY AND EQUIPMENT

The value of Property and equipment at December 31, 2024 is as follows:

Furniture and fixtures	$	899
Office equipment		7,965
		8,864
Less accumulated depreciation		(8,092)
Fixed assets, net	$	772

NOTE 7. LEASES

On November 8, 2023 the Company signed a long-term commercial lease agreement with KBSIII Carillon, L. P. The Company took possession of the premises on December 19, 2023. The lease term is five years and eight months and will expire on August 18, 2029. Under that lease, rent expense for the year ended December 31, 2024 was $133,575. The security deposit of $11,853 on the Statement of Financial Condition relates to this lease.

The Company recorded an operating lease liability of $542,405 and right-of-use asset of $496,770 related to the long-term commercial lease at December 31, 2024. The Company has the option to extend the lease term for a period of five years by written notice to the landlord not less than twelve months prior to the expiration of the existing lease term. The lease contains variable monthly payments. The present value of lease payments is determined using the incremental borrowing rate based on information available at the lease commencement date which was December 19, 2023. The incremental borrowing rate was determined to be 9%.

Total future minimum lease payments at December 31, 2024 were:

Year ending December 31,		
2025	$	97,443
2026		150,169
2027		154,287
2028		158,516
2029		108,572
Future minimum lease payments		668,987
Less: Imputed Interest		(126,582)
Total lease liabilities	$	542,405

NOTE 8. RETIREMENT PLAN

The Company maintains a 401(k) plan for substantially all full-time employees. Under the terms of the plan, the Company may make discretionary matching contributions to the plan. The Company made discretionary contributions in the amount of $33,835 for the year ended December 31, 2024.

NOTE 9. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2024 the Company had net capital of $391,009 which was $354,070 in excess of its minimum required net capital of $36,939 and its ratio of aggregate indebtedness to net capital was 1.42 to 1.

NOTE 10. CAPITAL DISTRIBUTIONS TO MEMBERS

The Company made capital distributions of $906,007 to its Members during the fiscal year ended December 31, 2024: $453,000 on July 31, 2024 and $453,007 on November 13, 2024.

NOTE 11. EQUITY MEMBERSHIP AWARDS

On September 19, 2023, the Members of the Company issued equity membership unit awards to two key employees (Employee 1 and Employee 2). The awards are valued at $63,580 and $42,386 respectively for a total of $105,966. The equity of Employee 1 vested on January 1, 2024 and the equity of Employee 2 vested on January 1, 2025.

NOTE 12. CONCENTRATIONS AND CREDIT RISK

The Company derived 79% of its revenue for the year ended December 31, 2024 from four financial institutions with which it has contracts. The Company has executed contracts with other financial institutions from which it expects to derive future income.

At December 31, 2024 the Company exceeded FDIC limits at one of its commercial banks by approximately $346,070. The Company has not experienced any losses in this account and believes there is no significant credit risk. The Company believes that it has no other material credit risk concentrations at December 31, 2024.

NOTE 13. COMMITMENTS AND CONTINGENCIES

The Company had no undisclosed commitments or contingencies as of December 31, 2024 through the date these financial statements were available to be issued.

NOTE 14. SUBSEQUENT EVENTS

The Company evaluated the effects subsequent events would have on the financial statements through the date these financial statements were available to be issued. No subsequent events were found that would have any material impact on the financial statements.

Supplemental Information

Barnabas Capital, LLC
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2024   **Schedule I**

Total member's equity	$	629,396
Less non-allowable assets:		
Accounts receivable		124,594
Prepaid expenses		101,166
Property & equipment, net of depreciation		772
Other non-allowable assets		11,853
Net capital before haircuts on securities positions		391,011
Haircuts on securities positions		2
Net capital	$	391,009
Aggregate Indebtedness	$	554,087
Computation of Basic Net Capital Requirement		
Minimum net capital required	$	36,939
Excess net capital	$	354,070
Net capital in excess of 120% of required net capital	$	346,682
Ratio of aggregate indebtedness to net capital		1.42 to 1.00

There are no material differences between the computation above and the computation included in the Company's corresponding unaudited December 31, 2024 FOCUS Report, Part IIA, Form X-17a-5 as amended.

Barnabas Capital, LLC
Schedule II
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the
Securities and Exchange Commission
As of December 31, 2024

The Company does not claim exemption under Securities and Exchange Commission Rule 15c3-3 and relies on Footnote 74 of SEC Release 34-70073 adopting amendments to 17 C.F.R.§240.17a-5. The Company carries no accounts, does not hold funds or securities for, or owe money or securities to, customers. Accordingly, the Computation for Determination of Reserve Requirements is not required.

Barnabas Capital, LLC
Schedule III
Information Relating to Possession and Control Requirements Under Rule 15c3-3 of the
Securities and Exchange Commission
As of December 31, 2024

The Company does not claim exemption under Securities and Exchange Commission Rule 15c3-3 and relies on Footnote 74 of SEC Release 34-70073 adopting amendments to 17 C.F.R.§240.17a-5. The Company carries no accounts, does not hold funds or securities for, or owe money or securities to, customers. Accordingly, Information Relating to Possession and Control Requirements is not required.

Exemption Certification

Jennifer Wray CPA PLLC

800 Bonaventure Way, Suite 168. Sugar Land, TX 77479
Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Members of
Barnabas Capital, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which The Company is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following: (1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and (2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to providing wholesaling services to retail broker-dealer only, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. Barnabas Capital, LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Barnabas Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the management's statements referred to above for them to be fairly stated, in all material respects, based on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Jennifer Wray CPA PLLC

Sugar Land, Texas.

March 31, 2025



BARNABAS CAPITAL

EXEMPTION REPORT

Barnabas Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

> The Company files an exemption report because it provides wholesaling services to retail broker-dealers only. It does not provide any services to retail customers, nor does it hold retail customer accounts, nor does it hold or transmit retail customer funds.
>
> During the report period the Company:
> (a) did not directly or indirectly receive, hold and/or otherwise owe funds or securities to customers, other than money and other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4;
> (b) did not carry any accounts of or for customers; and
> (c) did not carry any PAB accounts (as defined in Rule 15c3-3)

Barnabas Capital, LLC met the identified exemption provisions throughout the year ended December 31, 2024 without exception.

Barnabas Capital, LLC

I, Joe Powell, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________ Date: 3/31/2025
Title: President

227 West Trade Street, Suite 1610, Charlotte, NC 28202 (833) 877-7984
www.barnabascapital.com
Member FINRA/SIPC